Exhibit 99.2

Rail Vision Ltd.

INTERIM CONDENSED FINANCIAL STATEMENTS

As of June 30, 2024

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

Rail Vision Ltd.

INTERIM CONDENSED FINANCIAL STATEMENTS

As of June 30, 2024

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

Rail Vision Ltd.

INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	June 30, 2024	December 31, 2023
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$9,691	$3,066
Restricted cash	215	223
Accounts receivable	135	–
Inventories	968	977
Other current assets	354	336
Total current assets	11,363	4,602

Non-current Assets:
Operating lease - right of use asset	738	889
Fixed assets, net	351	430
	1,089	1,319

Total assets	12,452	5,921

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables	88	185
Current operating lease liability	282	285
Other accounts payable	1,823	2,140
Total current liabilities	2,193	2,610

Non-current operating lease liability	363	524

Total liabilities	2,556	3,134

Shareholders’ equity
Ordinary shares	--	68
Additional paid in capital	100,182	68,681
Accumulated deficit	(90,286)	(65,962)
Total shareholders’ equity	9,896	2,787

Total liabilities and shareholders’ equity	12,452	5,921

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per ordinary share data)

	Six months ended
	June 30,
	2024	2023

Revenues	$761	$–
Cost of revenues	(372)	–
Gross profit	389	–

Research and development expenses	(2,458)	(3,682)

General and administrative expenses	(2,116)	(2,303)

Operating loss	(4,185)	(5,985)

Financial (expenses) income:
Revaluation of derivative warrant liabilities	(18,835)	–
Other financing income (expenses), net	(1,304)	150

Net loss for the period	(24,324)	(5,835)

Basic and diluted loss per share	(1.99)	(2.69)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	12,193,918	2,167,170

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares			Additional		Total
	Number of shares		USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2024	2,998,278		68	68,681	(65,962)	2,787
Cancelation of the par value of ordinary shares (See Note 3E)	–		(68)	68	–	–
Issuance of units of ordinary shares and pre-funded warrants, net of issuance costs (*)	3,554,200	(**)	–	1,404	–	1,404
Exercise of warrants to ordinary shares, net of issuance costs (***)	12,258,487		–	23,791	–	23,791
Classification of warrant liabilities to equity warrants (See Note 3A)	–		–	6,143	–	6,143
Share-based payment	–		–	95	–	95
Net loss for the period	–		–	–	(24,324)	(24,324)

Balance as of June 30, 2024	18,810,965		–	100,182	(90,286)	9,896

(*)	Issuance costs in the amount of approximately $39.
(**)	Including 1,902,742 Pre-funded Warrants which were exercised to 1,902,742 ordinary shares during February and March 2024 (see Note 3B).
(***)	Issuance costs in the amount of approximately $187.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Cont.)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares		Additional		Total
	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2023	1,987,005	46	63,033	(54,814)	8,265
Issuance of shares as a result of exercise of warrants	24,431	1	(1)	–	–
Issuance of units of ordinary shares and warrants, net of issuance costs (*)	986,842	21	5,374	–	5,395
Share-based payment	–	–	165	–	165
Net loss for the period	–	–	–	(5,835)	(5,835)

Balance as of June 30, 2023	2,998,278	68	68,571	(60,649)	7,990

(*)	Issuance costs in the amount of approximately $603.

The accompanying notes are an integral part of the consolidated financial statements.

Rail Vision Ltd.

INTERIM CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Six months ended June 30,
	2024	2023

Cash flows from operating activities
Net loss for the period	$(24,324)	$(5,835)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	85	80
Share-based payment	95	165
Change in operating lease liability	(13)	(39)
Effect of exchange rate changes on cash and cash equivalents	56	–
Revaluation of derivative warrant liabilities	18,835	–
Amortization of a discount related to a convertible loan credit facility	1,229	–

Changes in operating assets and liabilities:

Increase in accounts receivables	(135)	–
Increase in other current assets	(18)	(80)
Decrease (increase) in Inventories	9	(491)
Increase (decrease) in trade accounts payable	(97)	167
Increase (decrease) in other accounts payable	(317)	624

Net cash used in operating activities	(4,595)	(5,409)

Cash flows from investing activities
Purchase of fixed assets	(6)	(137)

Net cash used in investing activities	(6)	(137)

Cash flows from financing activities:
Proceeds from a convertible loan credit facility and issuance of warrants	1,500	–
Payments on convertible loan credit facility	(1,000)	–
Proceeds from exercise of warrants, net of issuance expenses	7,813	–
Proceeds from issuance of shares and warrants, net of issuance expenses	2,961	5,460

Net cash provided by financing activities	11,274	5,460

Effect of exchange rate changes on cash and cash equivalents	(56)	–
Increase (Decrease) in cash, cash equivalents and restricted cash	6,617	(86)
Cash, cash equivalents and restricted cash at the beginning of the period	3,289	8,492

Cash, cash equivalents and restricted cash at the end of the period	$9,906	$8,406

Non Cash Activities:

Conversion of a convertible loan credit facility to ordinary shares	500	–
Issuance expenses recorded in other accounts payables	--	65

The accompanying notes are an integral part of the consolidated financial statements.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 1 – GENERAL

A.	Reporting Entity

Rail Vision Ltd. (the “Company”) was incorporated and registered in Israel on April 18, 2016. The Company is a development-stage technology company that is engaged in the design, development and assembly of railway detection systems designed to solve the challenges in railway operational safety, efficiency and predictive maintenance. The Company’s railway detection systems include different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive.

These interim condensed financial statements should be read in conjunction with the Company’s audited financial statements as of December 31, 2023 and for the year ended on that date, and the accompanying notes included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 28, 2024.

The Company’s activities are subject to significant risks and uncertainties. The Company has incurred significant losses since the date of its inception, and anticipates that it will continue to incur significant losses until it will be able to successfully commercialize its products. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, the loss of key personnel and the effect of planned expansion of operations on the future results of the Company.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital.

As described in note 3A and note 3B, during the reported period and subsequent to the balance sheet date, the Company raised approximately $12 million as part of issuance of shares, proceeds from a convertible loan credit facility and exercises of warrants, and according to the current monthly burn rate, the management anticipates that its cash and cash equivalents as of the issuance date of the financial statements and the future expected cash flow from sales will be sufficient for 12 months of operations.

NOTE 2 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2024, and the Company’s results of operations and cash flows for the six months ended June 30, 2024, and 2023. For further information, reference is made to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

The results of operations for the six months ended June 30, 2024, are not necessarily indicative of the results that may be expected for the year ending December 31, 2024.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 2 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed financial statements are identical to those applied in the preparation of the latest annual financial statements, other than:

Warrants liabilities

The Company evaluated the warrants in accordance with ASC 815 “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815”) and concluded that a provision in the warrant agreement related to certain tender or exchange offers precludes the warrants from being accounted for as components of equity. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrants are outstanding. As the warrants meet the definition of a derivative as contemplated in ASC 815, the warrants are recorded as derivative liabilities on the balance sheet and measured at fair value at inception and at each reporting date thereafter in accordance with ASC 820 “Fair Value Measurement” (“ASC 820”), with changes in fair value recognized in the condensed statements of comprehensive loss in the period of change.

Fair Value of Financial Instruments

ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact. The Company also considers assumptions that market participants would use when pricing the asset or liability, such as, inherent risk, transfer restrictions and risk of nonperformance. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 - Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets of liabilities in markets that are not active;

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, trade accounts payable, accrued expenses and employees and related expenses recorded in other accounts payable, approximate their fair value due to the short-term maturity of these instruments.

The Company’s warrants liability was classified within Level 3 of the fair value hierarchy because of the volatility input incorporated in the Company’s Black-Scholes model at inception and on subsequent valuation dates involves unobservable inputs. The warrant liability was classified to equity on June 29, 2024. As of June 30, 2024, no liabilities were classified within level 3 of the fair value hierarchy.

C.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 3 – SIGNIFICANT EVENTS IN THE REPORTING PERIOD

A.	Execution of Credit Facility Agreement and Issuance of Facility Warrant

On January 9, 2024, the Company entered into the Facility Agreement for a $6,000 credit facility (the “Credit Facility”) and an additional amount up to $3,000, subject to certain conditions (the “Additional Loans”) with a global investment firm (the “Lender”).

The Credit Facility, which had an initial term of 10 months, accrued interest at a rate of 8% per annum. The first payment of $1,500 was drawn down upon execution of the Facility Agreement and the remaining amount was able to be drawn down in eight equal installments as of March 7, 2024. As detailed below, the Facility Agreement terminated on March 1, 2024.

After the Credit Facility was exhausted, the Company was able to draw down the Additional Loans in an aggregate amount up to $3,000. The Additional Loans included two initial installments of up to $750, and two additional installments of up to $750, the latter of which were subject to certain conditions. The Additional Loans accrued interest at a rate of 12% per annum.

In the event that the Company entered into an alternate credit facility on more favorable terms, the Lender’s funding obligations under the Credit Facility were to decrease with respect to the amount actually received by the Company under such alternate credit facility. The Lender’s financing obligations were to terminate in the event the Company drew down $7,500 or more pursuant to an alternate credit facility or closed one or more equity financing transaction in an aggregate amount of at least $5,000 (including the conversion of the Credit Facility as mentioned below). As of March 1, 2024, in connection with the January 2024 PIPE (as defined in note 3B), the Company received aggregate gross proceeds of more than $5,000 from the purchase of Units and exercise of warrants (see Note 3B below), and accordingly, the Lender’s financing obligations terminated.

Until the Company closed one or more equity financing transactions in an aggregate amount of at least $5,000, it had the right to convert an amount of up to $1,500 out of the outstanding loan (including accrued interest) into ordinary shares of the Company, in connection with and in the framework of a financing transaction of the Company on the date that followed the date upon which the Company notified the Lender of such financing transaction, which conversion was to occur upon the same terms. In connection with the January 2024 PIPE (as defined in note 3B), the Company converted $500 of the outstanding loan and issued to the Lender the Facility Conversion Pre-Funded Warrant and the Facility Conversion Common Warrant (see Note 3B below).

In addition, the loan, together with accrued interest, was required to be repaid at a rate of 30% of the gross proceeds of any equity financing transactions consummated by the Company during the term of the Credit Facility, which met a minimum threshold aggregate amount (initially, $5,000 and increasing by an additional $500 for each month during the term) until the loan is repaid in full. The repayment of the Credit Facility was required to be made on the last day of each calendar month during which the sources for repayment specified above were actually received by the Company. The loan was permitted be prepaid early without any penalty.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 3 – SIGNIFICANT EVENTS IN THE REPORTING PERIOD (Cont.)

A.	Execution of Credit Facility Agreement and Issuance of Facility Warrant (Cont.)

As part of the Facility Agreement, the Company issued a warrant (the “Facility Warrant”) to the Lender to purchase 2,419,354 ordinary shares of the Company representing an aggregate exercise amount of $7,500, with a per share exercise price of $3.10, subject to certain adjustments and certain anti-dilution protection. The Facility Warrant was exercisable upon issuance and has a term of 5 years from the date of issuance.

The Facility Warrants were classified on the issuance date to warrant liabilities, as they were not considered indexed to the Company’s own equity.

The fair value of the Facility Warrants at issuance date was $1,229 and the remaining amount of $271 was allocated to the convertible loan credit facility. On March 1, 2024, the date of termination of the Credit Facility (as detailed above), the discount amount of $1,229 was fully amortized. As a result the Company recorded an amount of $1,229 in “Other financing income (expenses), net”.

The January 2024 PIPE, as defined and detailed in Note 3B below, triggered an anti-dilution protection and accordingly the exercise price of the Facility Warrant was adjusted to $0.408 and the amount of ordinary shares issuable upon the exercise of the Facility Warrant was adjusted to 18,382,353 shares.

As of June 30, 2024, 6,720,000 Facility Warrants have been exercised resulting in gross proceeds of approximately $2,742 to the Company.

The Facility Warrant agreement includes some provisions that expired on June 29, 2024. The Company reassessed the Facility Warrants’ current terms and concluded that they were no longer classified as a liability and that they are considered indexed to the Company’s own equity. As a result, the Company classified its warrant liabilities to additional paid in capital in the amount of $6,143.

Subsequent to June 30, 2024 additional 1,300,000 Facility Warrants have been exercised resulting in additional gross proceeds of approximately $530 to the Company.

B.	January 2024 private placement (“PIPE”)

On January 18, 2024, the Company entered into a binding term sheet directly with a global investment firm (the “Lead Investor”) for the purchase and sale in a private placement (the “January 2024 PIPE”) of units (the “Units”) to the Lead Investor and other investors (collectively, the “Investors”). Each Unit consists of (i) one ordinary share of the Company and (ii) one and a half warrants to purchase ordinary shares of the Company of a minimum of $2,500 of Units and up to a maximum of $3,000 of Units. The January 2024 PIPE closed on January 31, 2024 following the execution of definitive documentation between the Company and the Investors.

On January 30, 2024, the Company entered into the definitive securities purchase agreement with the Investors for the issue of 3,046,457 Units consisting of (A) (i) 1,651,458 of the Company’s ordinary shares, and/or (ii) pre-funded warrants (the “PIPE Pre-Funded Warrants”) to purchase up to 1,394,999 ordinary shares and (B) common warrants (the “PIPE Common Warrants”) to purchase up to 4,569,688 ordinary shares. The purchase price per Unit is $0.98475. The aggregate gross proceeds from the January 2024 PIPE were $3,000. $2,961 net of issuance costs.

The PIPE Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein and will not expire until exercised in full. The PIPE Common Warrants are exercisable upon issuance at an exercise price of $0.98475 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein and will have a 5.5-year term from the issuance date.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 3 – SIGNIFICANT EVENTS IN THE REPORTING PERIOD (Cont.)

B.	January 2024 private placement (“PIPE”) (Cont.)

In connection with the closing of the January 2024 PIPE, the Company exercised its conversion right pursuant to the Credit Facility to convert $500 of the outstanding convertible loan credit facility that was extended to the Company by the Lender of the Credit Facility. Following such conversion, the Company issued to the Lender 507,743 Units consisting of (i) a pre-funded warrant (the “Facility Conversion Pre-Funded Warrant”) to purchase up to 507,743 ordinary shares and (ii) a common warrant (the “Facility Conversion Common Warrant”) to purchase up to 761,615 ordinary shares. The Facility Conversion Pre-Funded Warrant and the Facility Conversion Common Warrant are in substantially the same form and on substantially the same terms as the PIPE Pre-Funded Warrant and PIPE Common Warrant, respectively.

The PIPE Common Warrants and the Facility Conversion Common Warrant were classified on the issuance date to warrant liabilities, as they were not considered indexed to the Company’s own equity.

As of June 30, 2024, all of the January 2024 PIPE Pre-Funded Warrants, the Facility Conversion Pre-Funded Warrants, the Facility Conversion Common Warrants and the January 2024 PIPE Warrants have been exercised resulting in gross proceeds of approximately $5,250 to the Company ($5,063 net of issuance costs).

C.	A Leading US-Based Rail & Leasing Services Company Orders Rail Vision Switch Yard Systems Valued at Up to $5 Million

On January 17, 2024, a leading US-based rail and leasing services company signed a supply contract with the Company for the purchase of the Company’s Switch Yard Systems.

The first phase of the contract is valued at $1,000. Follow-on orders for additional Switch Yard Systems, valued at up to $4,000, are subject to customer approval. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment.

In April 2024, the Company received an initial purchase order amounting to approximately $1,000 as part of this contract. The order is for the purchase of the Company’s Shunting Yard systems, which are expected to be installed during the third quarter of this year.

In June 2024, the Company received a follow-on order from this customer in the amount of approximately $200, which is in addition to the existing contract and refers to additional services requested by the customer.

As of June 30, 2024, a payment received from this customer in the amount of $375, was recorded as deferred revenues in other accounts payable.

D.	In January 2024, investors from a private placement from May 2023 exercised 493,424 warrants to purchase ordinary shares on a cashless basis. As a result of the cashless exercises, the Company issued 181,002 ordinary shares to such investors.

E.	On February 21, 2024, the Company convened an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the shareholders of the Company approved (i) the cancelation of the par value of the Company’s registered and issued ordinary shares; (ii) an increase of the Company’s registered share capital from 12,500,000 ordinary shares to 100,000,000 ordinary shares; and to amend the Company’s Amended and Restated Articles of Association accordingly.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 3 – SIGNIFICANT EVENTS IN THE REPORTING PERIOD (Cont.)

F.	Purchase Order from Loram, a Top US-Based Railway Track Maintenance Supplier

In April 2024, the Company received an order for its Switch Yard System from Loram, a leading US- based provider of railway track maintenance equipment and services.

In June 2024, the Company completed the successful delivery and installation of its Shunting Yard product to Loram. This installation fulfills the above mentioned purchase order and marks the beginning of a pilot project aimed at enhancing Loram’s rail track maintenance operations with the Company’s advanced technology. During the six months ended June 30, 2024, the Company recognized revenues from the sale of the system and the related services in the total amount of approximately $145.

G.	Israel Railways Commercial Agreement:

In January 2023, the Company signed an agreement with Israel Railways for the purchase by Israel Railways of ten Rail Vision Main Line Systems and related services for a total amount of approximately $1,400.

In February 2024, the Company completed the first installation of its Main Line Systems in Israel Railways. During the six months ended June 30, 2024, the Company recognized revenues from this agreement in the total amount of approximately $101.

H.	Purchase Order from a Leading Latin America Mining Company

On October 17, 2023, the Company received a purchase order in the amount of $492 for a single Main Line system and related services from a leading Latin American (“LATAM”) mining company. On December 11, 2023, the Company completed the delivery of the Main Line system to the LATAM mining company but hadn’t fully transferred the control on the system to the customer. In addition to the delivery of the system, the Company is providing supervision, guidance, and training services as part of the $492 purchase order.

In June 2024, the Company received a follow-on order from this customer for additional services, in the amount of approximately $24.

In June 2024, the Company completed a successfully installation of its system at the LATAM mining company and led training sessions for the mining company’s team. Accordingly, during the six months ended June 30, 2024, the Company recognized revenues from the above mentioned purchase orders, in the total amount of approximately $516.

I.	Purchase Order from a Class 1 US Railroad Company

On March 11, 2024, the Company received an order for its Switch Yard System from a Class 1 freight rail company in the US. The freight rail company will install and use the system on its locomotive for evaluation and testing different scenarios related to safety.

On June 10, 2024, the Company completed the successful installation of its Shunting Yard product for this customer and the customer will use the system on its locomotive for evaluation in different scenarios related to safety and efficiency during a few months trial, expected to be completed in November 2024. As the delivery of the system and the provision of services during the trial period were identified by the Company as a single performance obligation, as of June 30, 2024, a payment received from this customer in the amount of $81, was recorded as deferred revenues in other accounts payable. In addition, the Company recorded an amount of approximately $61 as deferred expenses

NOTE 4 – SUBSEQUENT EVENTS

A.	Exercise of Facility Warrants - see Note 3A above.